UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 90.400.888/0001-42

NIRE 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), in compliance with article 157 of Law No. 6,404/76 and Brazilian Securities Commission (“CVM”) Rulings Nos. 358/02 and 565/15, further to the Material Facts disclosed on November 16, 2020, February 2, 2021 and February 25, 2021, informs its shareholders and the market in general, within the scope of the partial spin-off from Santander Brasil, with the objective of segregating all the shares issued by Getnet Adquirência e Serviços Para Meios de Pagamentos S.A. (“Getnet”), as approved by the extraordinary shareholders’ meetings of each of the companies held on March 31, 2021 (“Spin-off”), that, on this date, the Brazilian Central Bank (“BACEN”) approved the Spin-off, in accordance with CMN Resolution No. 4,122/12.

The following are still in progress: (i) the registration of Getnet as a publicly-held company (Category A) with the CVM; (ii) the listing of Getnet in the B3 S.A. - Brasil, Bolsa, Balcão; and (iii) the registration of the Getnet Units and the Getnet Shares with the U.S. Securities and Exchange Commission, under the U.S. Securities Exchange Act, and the listing of the Getnet ADSs for trading on the Nasdaq Stock Market (“Pending Approvals”).

The delivery of the Getnet Shares and Getnet Units to the shareholders of Santander Brasil shall occur as per the record date to be informed to the shareholders and the market in general and upon the satisfaction of the Pending Approvals.

For further clarification, please contact Santander Brasil's Investor Relations Office.

São Paulo, July 14, 2021.

Angel Santodomingo Martell

Investors Relations Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 14, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer